SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM T-1
STATEMENT OF ELIGIBILITY
UNDER THE TRUST INDENTURE ACT OF 1939 OF A
CORPORATION DESIGNATED TO ACT AS TRUSTEE
CHECK IF AN APPLICATION TO DETERMINE
ELIGIBILITY OF A TRUSTEE PURSUANT TO
SECTION 305(b)(2)          ☑

Citibank, N.A.

A National Banking Association	13-5266470
(I.R.S. employer
identification no.)

399 Park Avenue, New York, New York	10043
(Address of principal executive office)	(Zip code)

Volkswagen Public Auto Loan Securitization LLC
(Exact name of obligor as specified in its charter)

Delaware	Applied for
(State or other jurisdiction of	(I.R.S. employer
incorporation or organization)	identification no.)

3800 Hamlin Road
Auburn Hills, MI
Or such other address specified in the applicable
Prospectus Supplement	48326
(Address of principal executive offices)	(Zip code)
Corporate Notes

1.	General information. Furnish the following information as to the Trustee:
(a)	Name and address of each examining or supervising authority to which it is subject.

Name	Address
Comptroller of the Currency	Washington, D.C.
Federal Reserve Bank of New York	33 Liberty Street, New York, NY
Federal Deposit Insurance Corporation	Washington, D.C.
(b)	Whether it is authorized to exercise corporate trust powers.

Yes.

2.	Affiliations with Obligor.
If the obligor is an affiliate of the trustee, describe each such affiliation.

None.

Item 16.	List of Exhibits.

List below all exhibits filed as a part of this Statement of Eligibility.

Exhibits identified in parentheses below, on file with the Commission, are incorporated herein by reference as exhibits hereto.

Exhibit 1 — Copy of Articles of Association of the Trustee, as now in effect. (Exhibit 1 to T-1 to Registration Statement No. 2-79983)

Exhibit 2 — Copy of certificate of authority of the Trustee to commence business. (Exhibit 2 to T-1 to Registration Statement No. 2-29577).

Exhibit 3 — Copy of authorization of the Trustee to exercise corporate trust powers. (Exhibit 3 to T-1 to Registration Statement No. 2-55519)

Exhibit 4 — Copy of existing By-Laws of the Trustee. (Exhibit 4 to T-1 to Registration Statement No. 33-34988)

Exhibit 5 — Not applicable.

Exhibit 6 — The consent of the Trustee required by Section 321(b) of the Trust Indenture Act of 1939. (Exhibit 6 to T-1 to Registration Statement No. 33-19227.)

Exhibit 7 — Copy of the latest Report of Condition of Citibank, N.A. (as of June 30, 2005- attached)

Exhibit 8 — Not applicable.

Exhibit 9 — Not applicable.

SIGNATURE
Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the trustee, Citibank, N.A., a national banking association organized and existing under the laws of the United States of America, has duly caused this Statement of Eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of New York and State of New York, on the 27th day of October, 2005.

CITIBANK, N.A.
By:	/s/ Jennifer McCourt
Name:	Jennifer McCourt
Title:	Vice President

Charter No. 1461
Comptroller of the Currency
Northeastern District
REPORT OF CONDITION
CONSOLIDATING
DOMESTIC AND FOREIGN
SUBSIDIARIES OF
Citibank, N.A. of New York in the State of New York, at the close of business on June 30 2005, published in response to call made by Comptroller of the Currency, under Title 12, United States Code, Section 161. Charter Number 1461 Comptroller of the Currency Northeastern District.

ASSETS	Thousands of dollars
Cash and balances due from depository institutions:
Noninterest-bearing balances and currency and coin	$17,316,000
Interest-bearing balances	29,353,000
Held-to-maturity securities	0
Available-for-sale securities	109,935,000
Federal funds sold in domestic Offices	13,362,000
Federal funds sold and securities purchased under agreements to resell	13,917,000
Loans and leases held for sale	1,826,000
Loans and lease financing receivables:
Loans and Leases, net of unearned income	377,240,000
LESS: Allowance for loan and lease losses	7,282,000
Loans and leases, net of unearned income, allowance, and reserve	369,958,000
Trading assets	88,291,000
Premises and fixed assets (including capitalized leases)	4,112,000
Other real estate owned	58,000
Investments in unconsolidated subsidiaries and associated companies	1,114,000
Customers’ liability to this bank on acceptances outstanding	982,000
Intangible assets: Goodwill	9,180,000
Intangible assets: Other intangible assets	10,038,000
Other assets	35,413,000

TOTAL ASSETS	$704,855,000

LIABILITIES
Deposits: In domestic offices	$127,954,000
Noninterest-bearing	23,885,000
Interest-bearing	104,069,000
In foreign offices, Edge and Agreement subsidiaries,

and IBFs	342,390,000
Noninterest-bearing	28,443,000
Interest-bearing	313,947,000
Federal funds purchased in domestic Offices	29,986,000
Federal funds purchased and securities sold under agreements to repurchase	6,918,000
Demand notes issued to the U.S. Treasury	0
Trading liabilities	44,853,000
Other borrowed money (includes mortgage indebtedness and obligations under capitalized leases): ss	49,154,000
Bank’s liability on acceptances executed and outstanding	982,000
Subordinated notes and debentures	14,975,000
Other liabilities	31,829,000

TOTAL LIABILITIES	$649,041,000

Minority interest in consolidated Subsidiaries	492,000

EQUITY CAPITAL
Perpetual preferred stock and related surplus	1,950,000
Common stock	751,000
Surplus	26,094,000
Retained Earnings	28,125,000

Accumulated net gains (losses) on cash flow hedges	-1,598,000
Other equity capital components	0

TOTAL EQUITY CAPITAL	$55,322,000

TOTAL LIABILITIES AND EQUITY CAPITAL	$704,855,000

I, William J. Gonska, Controller & Vice President of the above-named bank do hereby declare that this Report of Condition is true and correct to the best of my knowledge and belief.
William J. Gonska, CONTROLLER & VICE PRESIDENT
We, the undersigned directors, attest to the correctness of this Report of Condition. We declare that it has been examined by us, and to the best of our knowledge and belief has been prepared in conformance with the instructions and is true and correct.
ALAN S. MACDONALD
WILLIAM R. RHODES
ROBERT B. WILLUMSTAD
DIRECTORS